May 19, 2005

      Mail Stop 0409

Robert R. Black, Sr.
Chief Executive Officer and Manager
Virgin River Casino Corporation, RBG, LLC and
B & BB, Inc.
911 North Buffalo, Suite #201
Las Vegas, Nevada 89128

Re:	Virgin River Casino Corporation, RBG, LLC and B & BB, INC.
	Post-Effective Amendment No. 1 to Form S-4 filed March 2,
2005
	File No. 333-123179

Dear Mr. Black:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Where You Can Find More Information, page i
1. Please revise to note that the public reference room has relocated to Room 1580, 100 F Street NE, Washington D.C. 20002.







The Exchange Offer, page 8
2. We note your response to Comment 22. There are still discrepancies in the noted paragraphs. In the paragraph titled Exchange Offer and on the Cover Page, you state that "[t]he terms of each of the new notes are identical to the applicable old notes, except that the new notes have been registered under the federal securities laws, are not entitled to certain registered rights relating to such old notes and do not contain provisions for liquidated damages." However, on page 11 you state "[t]he terms of the new notes to be issued in the exchange offer are identical to the terms of the applicable outstanding old notes except that we have registered the new notes under the Securities Act." On page 11, please revise your disclosure to note that the new notes are not entitled to certain registered rights relating to such old notes and do not contain provisions for liquidated damages.

Risk Factors, page 16

General
3. We note your response to Comment 33. We do not agree with your position that the prior breach of the covenant does not need to be disclosed. We believe that there is a substantial likelihood that your history of compliance (or non-compliance) with your credit facility covenants would be relevant to a reasonable note holder. This information would be relevant given the potential effect this may have on your ability to obtain waivers in the future and given that it may be an indication of future breaches.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview, page 35
4. We note your response to Comment 16. Please revise your disclosure to make clear that you have not yet entered into agreements to add any of the amenities listed.

Key Performance Indicators, page 36
5. Please expand your discussion of seasonality to explain why your operations are seasonal.

Year 2004 Compared to Year 2003, page 37
6. We note that a significant portion of the increases in your food and beverage revenues and hotel revenues were the result of increases in the cover and rental rates, respectively. Please indicate whether you typically increase these charges on an annual basis. If not, please discuss whether you anticipate lower increases in your revenues from these segments in future periods.


Management

Employment Agreements, page 63
7. We refer to the letter of intent you entered into with Mr.
Mayer.
Please reconcile your disclosure with respect to the salary to be paid to Mr. Mayer (i.e. - the letter of intent says $5,200,000, not
$200,000). In addition, the letter of intent does not appear to include a severance clause as described in the registration statement. Please revise or advise.

Security Ownership of Certain Beneficial Owners and Management,
page
64

RBG, LLC, page 64
8. Please revise to indicate that the address for each of the individuals noted is the address of the registrant or revise to include the address for each individual listed.
9. Please revise the ownership table to disclose that Mr. Black`s ownership interest is 98.08% given that he is a 100% owner of Virgin
River Casino Corporation. Also, please include a footnote breaking out Mr. Black`s ownership interest in RBG, LLC individually and in conjunction with Virgin River Casino Corporation.

Accounting Treatment, page 77

10. We have considered your response to our prior comment 75. Based on your response, and the disclosures in your document, it appears that the modification of the debt instruments does not qualify as an extinguishment in accordance with EITF 96-19. We are still unsure how you have considered the guidance in EITF 96-19 as it pertains to costs incurred with third parties directly related to the exchange or modification.

Certain Book-Entry Procedures, page 180
11. We note your response to Comment 79. Given that you are liable for information found in the registration statement, please strike the language "the Issuers take no responsibility for the accuracy thereof."

Financial Statements

1. Basis of Presentation and Background, page F-7

12. We have reviewed your response to our prior comment 83. Given your structure, it does not appear that you meet the exceptions of paragraphs (b) through (f) of Rule 3-10 of Regulation S-X to provide modified financial information. As such you should provide the information required by paragraph (a)(1) of Rule 3-10 for each guarantor.


Restatement, page F-8

13. In a supplemental response to us, explain the circumstances that gave rise to your restatement in the current period.

2. Summary of Significant Accounting Policies

Vacation Interval Sales

14. We have considered your response to our prior comment 85. We are still unsure as to your rationale for treating incentives given to buyers as an increase to the sales price for computing the minimum down payment threshold. In a supplemental response, explain to us your basis in GAAP for your accounting treatment.

3. Purchase of Equity Interests, page F-14

15. Explain to us how you have considered the disclosure requirements of paragraph 51(b) of SFAS 141 as it relates to goodwill acquired as part of the acquisition.

Note 10 - Commitments and Contingencies, page F-21

16. Based on your response to comment 89, we note you recognized a gain on the termination of the lease pursuant to SFAS 13. Given this extinguishment was with a related party, how did you determine this was not in essence a capital transaction? In addition, what recognition was given to the additional rights, obligations and continuing involvement by you in the property upon termination of the agreement?

17. We note that you determined that you were not the primary beneficiary in the transaction. Please expand on your response to clarify what factors you considered in making that determination. What consideration was given to the related party interests in your analysis pursuant to paragraphs 16 and 17 of FIN 46(R)? Lastly, please expand your footnote on page F-12 to comply with the disclosure requirements of paragraph 24 of FIN 46(R).

Other

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Robert Telewicz, Accountant, at (202) 551-
3438
or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at
(202) 551-3856 or the undersigned at (202) 551-3894 with any other questions.

Sincerely,



Owen Pinkerton
Senior Counsel


cc:	Sherwood Cook, Esq. (via facsimile)
      Kummer Kaempfer Bonner & Renshaw



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Virgin River Casino Corporation; RBG, LLC and B&BB, Inc.
Page 5